Filed pursuant to Rule 424(b)(3)
Registration No. 333-140548

SUPPLEMENT NO. 5 DATED NOVEMBER 19, 2007

TO PROSPECTUS DATED JULY 19, 2007

APPLE REIT EIGHT, INC.

The following information supplements the prospectus of Apple REIT Eight, Inc. dated July 19, 2007 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 4 (which is cumulative and replaces all prior Supplements) and this Supplement No. 5.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Eight, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Eight, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on July 27, 2007. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of October 26, 2007, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	52,393,894	$576,332,832	$518,699,549

Total	57,155,799	$626,332,832	$563,699,549

Our distributions since initial capitalization through September 30, 2007 (before we completed the purchase of any hotels) totaled $1.1 million and were paid at a monthly rate of $0.073334 per common share beginning in August 2007. For the same period our cash generated from operations was $473 thousand. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors – We may be unable to make distributions to our shareholders,” on page 24 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchases

On November 9, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Somerset, New Jersey. The gross purchase price for this hotel, which contains a total of 162 guest rooms, was $16 million.

In addition, on November 9, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Greensboro, North Carolina. The gross purchase price for this hotel, which contains a total of 82 guest rooms, was $8 million.

On November 16, 2007, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Harrisonburg, Virginia. The gross purchase price for this hotel, which contains a total of 125 guest rooms, was $23.2 million.

The three hotels mentioned above are part of a group of eight hotels that we contracted to purchase from selling entities related to each other through common ownership. Purchase contracts currently remain in effect for five other hotels in this group, although a number of required conditions to closing currently remain unsatisfied for each of those hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

On October 25, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel in Marlborough, Massachusetts containing 112 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $20.2 million. The purchase contract provides for an initial deposit of $250,000 and requires an additional deposit of $250,000 after the end of our contractual review period.

On November 2, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel in Tallahassee, Florida containing 85 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $13.2 million. The purchase contract provides for an initial deposit of $100,000 and requires an additional deposit of $200,000 after the end of our contractual review period.

On November 5, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of seven hotels. The hotels are located in Alabama, Florida, North Carolina and South Carolina and contain, in the aggregate, a total of 733 guest rooms. Under the purchase contract, the aggregate gross purchase price for these hotels is $99.2 million. The purchase contract provides for a total initial deposit of $1.4 million and requires an additional deposit of $1.4 million after the end of our contractual review period.

The purchase contract for these seven hotels contemplates that our purchasing subsidiary would assume existing loans secured by five of the hotels. The aggregate original principal balance of these loans is approximately $51.9 million. The annual interest rates for these loans vary from 5.94% to 6.06%, and the maturity dates occur in 2016 or 2017. Each of these loans has a non-recourse structure, which means that the lender generally must rely on the property, rather than the borrower, as the lender’s source of repayment in any collection action. There are exceptions to the non-recourse structure in certain situations, such as misappropriation of funds and environmental liabilities. In these situations, the lender would be permitted to seek repayment from the guarantor or indemnitor of the loan, which is expected to be another one of our wholly-owned subsidiaries.

On November 15, 2007, we caused one of our wholly-owned subsidiaries to enter into a purchase contract for the potential purchase of a hotel in New York, New York containing 200 guest rooms. Under the purchase contract, the gross purchase price for this hotel is $99 million. The purchase contract provides for an initial deposit of $5 million and requires an additional deposit of $2 million, which is due by December 2, 2007.

A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts mentioned above. Accordingly, there can be no assurance at this time that any closing will occur under any of these purchase contracts. Upon a purchase, the related deposits would be credited against the applicable purchase price.

Source of Payments

Our recent purchases, which resulted in our ownership of three hotels, were funded by the proceeds from our ongoing offering of units. Our offering proceeds also have been used to fund the initial deposits mentioned above, and will be used for the related additional deposits.

We also used our offering proceeds to pay $944,000, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Overview of Owned Hotels

As a result of our recent purchases, we currently own three hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)

Somerset, New Jersey	Courtyard	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	Newport Somerset Management, LLC

Greensboro, North Carolina	SpringHill Suites	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	Newport Greensboro Management, LLC

Harrisonburg, Virginia	Courtyard	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	Newport Harrisonburg Management, LLC

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	Each hotel was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the hotel sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, the pending purchase contracts and any related documents.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Somerset, New Jersey	Courtyard	$1,631,484	November 9, 2007
Greensboro, North Carolina	SpringHill Suites	651,894	November 9, 2007
Harrisonburg, Virginia	Courtyard	1,558,868	November 16, 2007

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by its manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Each management agreement provides for an initial term of five years. Our leasing subsidiary may terminate a management agreement if the applicable manager fails to achieve certain performance levels.

Franchise Agreements

With respect to each of the recently purchased hotels, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. In addition, we have caused another one of our wholly-owned subsidiaries, Apple Eight Hospitality, Inc., to provide a separate guaranty of the payment and performance of the applicable lessee under each relicensing franchise agreement.

Each relicensing franchise agreement provides for a royalty fee and for a separate marketing contribution fee to the franchisor. Each fee is based on a percentage of gross room revenues. The exact fee depends on the particular agreement, but overall the royalty fees vary from 5% to 5.5% and the marketing contribution fees vary from 2% to 3.5%. The duration of the relicensing franchise agreements also depends on the particular agreement, but overall the initial terms vary from 12 to 20 years. The agreement relating to the hotel in New Jersey is not renewable, but the applicable lessee for the other two hotels has the option to renew its agreement for an additional ten-year period. A relicensing franchise agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreements

In connection with each relicensing franchise agreement, there is a separate owner agreement among the franchisor, owner and applicable lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Somerset, New Jersey	Courtyard	162	$16,000,000	$69-224	$16,000,000
Greensboro, North Carolina	SpringHill Suites	82	8,000,000	94-129	7,357,981
Harrisonburg, Virginia	Courtyard	125	23,200,000	109-189	21,542,585

Total		369	$47,200,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2003	2004	2005	2006	2007
Somerset, New Jersey	Courtyard	63%	73%	75%	77%	80%
Greensboro, North Carolina	SpringHill Suites	—	54%	66%	74%	80%
Harrisonburg, Virginia	Courtyard	73%	76%	71%	86%	88%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2003	2004	2005	2006	2007
Somerset, New Jersey	Courtyard	$55	$65	$71	$77	$85
Greensboro, North Carolina	SpringHill Suites	—	48	65	71	76
Harrisonburg, Virginia	Courtyard	58	63	58	84	89

Note for Table 2:

(a)	Operating information is shown for the last five years (or, for a hotel that opened within such period, from the first year of operation).

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax
Somerset, New Jersey	Courtyard	2007	(a)	1.94%	$205,174
Greensboro, North Carolina	SpringHill Suites	2007	(a)	1.33%	65,108
Harrisonburg, Virginia	Courtyard	2008	(b)	0.59%	40,876

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents 12-month period from July 1, 2007 through June 30, 2008.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(Remainder of Page is Intentionally Blank)

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	For the period January 22, 2007 (Initial Capitalization) through September 30, 2007
Income Statement
General and administrative expenses	$309
Interest (income) expense, net	$(655)
Total expenses, net	$(346)
Net income	$346

Per Share Data
Earnings per common share	$0.17
Weighted-average common shares outstanding (000’s)—basic and diluted	2,013

Balance Sheet Data (as of September 30, 2007)
Cash and cash equivalents	$131,813
Total assets	$136,073
Shareholders’ equity	$135,876

Other Data
Cash flow from:
Operating activities	$473
Investing activities	$(4,260)
Financing activities	$135,576

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the period from January 22, 2007 (initial capitalization) through September 30, 2007)

Overview

Apple REIT Eight, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owns no properties and has no operating history, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 22, 2007, when 10 shares of common stock and Series A preferred stock were purchased by Apple Eight Advisors, Inc. (“ASA”) and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries Apple Eight Hospitality, Apple Eight Residential, Apple Eight Ventures and Apple Eight Hospitality Management. All intercompany accounts and transactions have been eliminated.

Results of Operations (January 22, 2007 through September 30, 2007)

During the period from the Company’s initial formation on January 22, 2007 through September 30, 2007, the Company owned no properties, had no revenue exclusive of interest income, and was primarily engaged in capital formation activities.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of shares by David Lerner Associates, Inc. (the “Managing Dealer”), which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold. The minimum offering of 4,761,905 Units at $10.50 per Unit was sold as of July 27, 2007, with proceeds net of commissions and marketing expenses totaling $45 million. Subsequent to the minimum offering and through September 30, 2007, an additional 9.3 million Units, at $11 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $91.6 million. The Company is continuing its offering at $11.00 per Unit.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

As of September 30, 2007, the Company had cash and cash equivalents totaling $131.8 million, primarily as a result of its sale of Units through that date. The Company intends to use funds generated from its “best-efforts” offering to invest in hotels, residential apartment communities and other commercial real estate. As of September 30, 2007, the Company has entered into purchase contracts for 15 hotels. Ten of these hotels are expected to close within the next six months. Five of the hotels are under development and are expected to close in 2008 and 2009. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of September 30, 2007.

The following table summarizes the location, brand, gross purchase price, contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price		Deposits Paid		Number of Rooms
Port Wentworth, Georgia	Hampton Inn	$10,000			(b)	106
Bowling Green, Kentucky	Hampton Inn	18,000			(b)	131
Somerset, New Jersey	Courtyard	16,000			(b)	162
Concord, North Carolina	Hampton Inn	9,200			(b)	101
Greensboro, North Carolina	SpringHill Suites	8,000			(b)	82
Warwick, Rhode Island	Hilton Garden Inn	24,000			(b)	160
Columbia, South Carolina	Hilton Garden Inn	21,200			(b)	143
Harrisonburg, Virginia	Courtyard	22,500			(b)	125
Tulare, California	Hampton Inn	10,331		5		86
Memphis, Tennessee	Hilton Garden Inn	17,150		250		120
Matthews, North Carolina	Hampton Inn	11,300		250		92
Orlando, Florida	Fairfield Inn		(a)		(a)	200
Orlando, Florida	SpringHill Suites		(a)		(a)	200
Tulsa, Oklahoma	Hampton Inn & Suites	10,000		100		102
Chattanooga, Tennessee	Homewood Suites	8,600		250		76

		$241,081		$3,855		1,886

(a)	These two hotels are covered by the same purchase contract, which provides for a combined gross purchase price of $54,800 and a deposit of $1 million. These amounts are reflected in the totals shown in the table.
(b)	The total deposit for these hotels was $2 million on a combined basis. This amount is reflected in the total for deposits shown in the table.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Although the Company owns no real estate, distributions since the initial capitalization through September 30, 2007 totaled $1.1 million and were paid at a monthly rate of $0.073334 per common share beginning in August 2007. For the same period the Company’s cash generated from operations was $473 thousand. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. The Company intends to continue paying dividends on a monthly basis, at an annualized dividend rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

Related Party Transactions

The Company has negotiated and entered into, a Property Acquisition and Disposition Agreement with Apple Suites Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. The fees paid to ASRG will be capitalized as part of the purchase price of the properties.

The Company has negotiated and entered into, an advisory agreement with ASA to provide management of the Company and its assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company in addition to certain reimbursable expenses will be payable for these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three months ended September 30, 2007 were $82 thousand. For the period January 22, 2007 through September 30, 2007, the Company incurred $149 thousand for these expenses. These expenses are recorded in General and Administrative expense.

ASRG and ASA are 100% owned by Glade M. Knight, chairman and president of the Company.

Mr. Knight is also chairman and chief executive officer of Apple REIT Six, Inc. and Apple REIT Seven, Inc., other REITs. Members of the Company’s Board of Directors are also on the Board of Directors of Apple REIT Six, Inc. and Apple REIT Seven, Inc.

Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, chairman, chief executive officer and president of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to the issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Subsequent Events

In October 2007, the Company paid approximately $4.5 million in dividend distributions to its common shareholders, or $0.11 per outstanding common share.

On October 9, 2007, the Company entered into a purchase contract for the potential acquisition of a Hilton Garden Inn hotel in Annapolis, Maryland. The gross purchase price for the 126 room hotel is $24.9 million, and a refundable deposit of $250 thousand was paid by the Company in connection with the contract.

On October 25, 2007, the Company entered into a purchase contract for the potential acquisition of a Residence Inn hotel in Marlborough, Massachusetts. The gross purchase price for the 112 room hotel is $20.2 million, and a refundable deposit of $250 thousand was paid by the Company in connection with the contract.

During October 2007, the Company closed on the issuance of 43.1 million Units, representing gross proceeds to the Company of $473.6 million and proceeds net of selling and marketing costs of $426.3 million.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of Company

Apple REIT Eight, Inc. (Unaudited)

Consolidated Balance Sheets—September 30, 2007 and January 22, 2007 (initial capitalization)	F-2
Consolidated Statements of Operations—Three months ended September 30, 2007 and Period from January 22, 2007 (initial capitalization) through September 30, 2007	F-3
Consolidated Statement of Cash Flows—Period from January 22, 2007 (initial capitalization) through September 30, 2007	F-4
Notes to Consolidated Financial Statements	F-5

Apple REIT Eight, Inc.

Consolidated Balance Sheets

(Unaudited)

(In thousands, except share data)

	September 30, 2007	January 22, 2007 (Initial Capitalization)
Assets
Cash	$131,813	$24
Prepaid offering costs	—	10
Other assets	4,260	—

Total Assets	$136,073	$34

Liabilities and Shareholders’ Equity
Accrued expenses	$197	$10

Total Liabilities	197	10
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding14,098,984 and 10 shares	—	—
Series B convertible preferred stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 14,098,984 and 10 shares	136,604	—
Retained deficit	(752)	—

Total Shareholders’ Equity	135,876	24

Total Liabilities and Shareholders’ Equity	$136,073	$34

See notes to consolidated financial statements.

Apple REIT Eight, Inc.

Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three months ended September 30, 2007	For the period January 22, 2007 (Initial Capitalization) through September 30, 2007
Revenue	$—	$—
Expenses:
General and Administrative	241	309
Interest income, net	(663)	(655)

Net income	$422	$346

Basic and diluted earnings per common share	$0.08	$0.17

Weighted average shares outstanding - basic and diluted (000’s)	5,491	2,013
Distributions declared and paid per common share	$0.15	$0.15

See notes to consolidated financial statements.

Apple REIT Eight, Inc.

Consolidated Statement of Cash Flows

(Unaudited)

(In thousands)

For the period January 22, 2007 (Initial Capitalization) through September 30, 2007
Cash flow from operating activities:
Net income	$346
Adjustments to reconcile net income to cash provided by operating activities:
Stock option expense	20
Changes in operating assets and liabilities:
Accrued expenses	107

Net cash provided by operating activities	473
Cash flow used in investing activities:
Deposits and other disbursements for potential acquisition of hotel properties	(4,260)

Net cash used in investing activities	(4,260)
Cash flow from financing activities:
Net proceeds related to issuance of common and preferred stock	136,674
Cash distributions paid to shareholders	(1,098)

Net cash provided by financing activities	135,576

Net increase in cash and cash equivalents	131,789
Cash and cash equivalents, beginning of period	24

Cash and cash equivalents, end of period	$131,813

See notes to consolidated financial statements.

APPLE REIT EIGHT, INC.

Notes to Consolidated Financial Statements

1. General Information and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financial statements should be read in conjunction with the Company’s audited January 22, 2007 consolidated balance sheet included in the Company’s registration statement filed on Form S-11. Operating results for the period from January 22, 2007 (“Initial capitalization”) through September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Organization

Apple REIT Eight, Inc. (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which has no operating history, was formed to invest in hotels, residential apartment communities and other income-producing real estate assets in selected metropolitan areas in the United States. Initial capitalization occurred on January 22, 2007, when 10 shares of common stock and Series A preferred stock were purchased by Apple Eight Advisors, Inc. (“ASA”) and 240,000 Series B convertible shares were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Significant Accounting Policies

Income Taxes

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

The Company has established Apple Eight Hospitality Management, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS will lease all hotels from the Company and be subject to income tax at regular corporate rates on any income that it would earn.

Start Up Costs

Start up costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which receives a selling commission and a marketing expense allowance based on proceeds of the shares sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. Prior to the commencement of the Company’s offering, these costs were deferred and recorded as prepaid expense. As of September 30, 2007, the Company had sold 14,098,984 Units for gross proceeds of $152.7 million and proceeds net of offering costs of $136.6 million.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the period. There were no potential common shares with a dilutive effect during the period January 22, 2007 through September 30, 2007. Series B convertible preferred shares are not included in earnings per common share calculations until such time the Series B convertible preferred shares are converted to common shares.

2. Summary of Potential Acquisitions

As of September 30, 2007, the Company had entered into purchase contracts for 15 hotels. Five of the hotels were under development as of September 30, 2007, with expected completion dates in 2008 and 2009. Ten of the hotels are expected to close within the next six months. Although the Company believes there is a reasonable probability that it will acquire these hotels, there can be no assurance that all of the conditions to closing will be satisfied. Contract deposits for these hotels are included in other assets in the Company’s consolidated balance sheet as of September 30, 2007 and in deposits and other disbursements for potential acquisition of hotel properties in the consolidated statement of cash flows. The following table summarizes the location, brand, gross purchase price, contract deposits, and number of rooms for each hotel. All dollar amounts are in thousands.

Location	Franchise/Brand	Gross Purchase Price		Deposits Paid		Number of Rooms
Port Wentworth, Georgia	Hampton Inn	$10,000			(b)	106
Bowling Green, Kentucky	Hampton Inn	18,000			(b)	131
Somerset, New Jersey	Courtyard	16,000			(b)	162
Concord, North Carolina	Hampton Inn	9,200			(b)	101
Greensboro, North Carolina	SpringHill Suites	8,000			(b)	82
Warwick, Rhode Island	Hilton Garden Inn	24,000			(b)	160
Columbia, South Carolina	Hilton Garden Inn	21,200			(b)	143
Harrisonburg, Virginia	Courtyard	22,500			(b)	125
Tulare, California	Hampton Inn	10,331		5		86
Memphis, Tennessee	Hilton Garden Inn	17,150		250		120
Matthews, North Carolina	Hampton Inn	11,300		250		92
Orlando, Florida	Fairfield Inn		(a)		(a)	200
Orlando, Florida	SpringHill Suites		(a)		(a)	200
Tulsa, Oklahoma	Hampton Inn & Suites	10,000		100		102
Chattanooga, Tennessee	Homewood Suites	8,600		250		76

		$241,081		$3,855		1,886

(a)	These two hotels are covered by the same purchase contract, which provides for a combined gross purchase price of $54,800 and a deposit of $1 million. These amounts are reflected in the totals shown in the table.
(b)	The total deposit for these hotels was $2 million on a combined basis. This amount is reflected in the total for deposits shown in the table.

3. Related Parties

The Company has negotiated and entered into, a Property Acquisition and Disposition Agreement with Apple Suites Realty Group, Inc. (“ASRG”), to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. The fees paid to ASRG will be capitalized as part of the purchase price of the properties.

The Company has negotiated and entered into, an advisory agreement with ASA to provide management of the Company and its assets. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company in addition to certain reimbursable expenses will be payable for these services. Advisory fees and other reimbursable expenses incurred by the Company under the ASA advisory agreement during the three months ended September 30, 2007 were $82 thousand. For the period January 22, 2007 through September 30, 2007, the Company incurred $149 thousand for these expenses. These expenses are recorded in General and Administrative expense.

ASRG and ASA are 100% owned by Glade M. Knight, chairman and president of the Company. Mr. Knight is also chairman and chief executive officer of Apple REIT Six, Inc. and Apple REIT Seven, Inc. Members of the Company’s Board of Directors are also on the Board of Directors of Apple REIT Six, Inc. and Apple REIT Seven, Inc.

4. Stock Incentive Plans

The Company has adopted two stock incentive plans (the “Incentive Plan” and “Directors’ Plan”) to provide incentives to attract and retain directors, officers and key employees. The plans provide for the grant of options to purchase a specified number of shares of common stock (“Options”) or grants of restricted shares of common stock (“Restricted Stock”) to selected employees and directors of the Company. A Compensation Committee (“Committee”) will implement and administer the plans. The Committee will be responsible for granting Options and shares of Restricted Stock and for establishing the exercise price of Options and the terms and conditions of Restricted Stock. In the third quarter of 2007, the Company issued 22,000 options under the Directors’ Plan and recorded $20 thousand in compensation expense.

5. Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, chairman, chief executive officer and president of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to the issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the

Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

6. Line of Credit

Prior to the commencement of the Company’s Unit offering, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund some of the offering expenses. The lender was Wachovia Bank, N.A. The line of credit was fully paid during August 2007.

7. Subsequent Events

In October 2007, the Company paid approximately $4.5 million in dividend distributions to its common shareholders, or $0.11 per outstanding common share.

On October 9, 2007, the Company entered into a purchase contract for the potential acquisition of a Hilton Garden Inn hotel in Annapolis, Maryland. The gross purchase price for the 126 room hotel is $24.9 million, and a refundable deposit of $250 thousand was paid by the Company in connection with the contract.

On October 25, 2007, the Company entered into a purchase contract for the potential acquisition of a Residence Inn hotel in Marlborough, Massachusetts. The gross purchase price for the 112 room hotel is $20.2 million, and a refundable deposit of $250 thousand was paid by the Company in connection with the contract.

During October 2007, the Company closed on the issuance of 43.1 million Units, representing gross proceeds to the Company of $473.6 million and proceeds net of selling and marketing costs of $426.3 million.